Exhibit 11
Earnings Per Share
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

Three Months Ended
(All figures are in millions except per share data )	March 31, 2006
Average shares outstanding — Basic	74.1

Effect of dilutive securities:
Stock options	1.3

Average shares outstanding — Assuming dilution.	75.4

Net income	$23.4

Earnings per share:
Basic	$0.32
Diluted	$0.31